

November 9, 2009

Mr. James R. Maronick, Chief Financial Officer
Solitario Exploration & Royalty Corp.
42510 Kipling St., Suite 390
Wheat Ridge, CO 80033

      Re: Solitario Exploration & Royalty Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 13, 2009
             Form 10-Q for the Fiscal Quarters Ended March 31 and
             June 30, 2009
             Filed May 8 and August 14, 2009
             Response Letter dated October 1, 2009
             File No. 1-32978

Dear Mr. Maronick:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Stockholder's Equity, page 49

1.   We note your response to prior comments 1 through 4 and do not agree with certain conclusions that you have reached with regard to your accounting for the shareholder's agreement between you and Anglo Platinum Brazil ("Anglo"). Please amend and restate the financial statements contained in your Form 10-K for the fiscal year ended December 31, 2008 and your Forms 10-Q for the

quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009 as follows:

a. As noted in prior comment number 1, we understand that you record all funding prior to Anglo earning an interest in Pedra Branca Mineracao ("PBM") as a reduction to your net exploration expenditures, as Anglo has the right to terminate its interest in PBM at anytime prior to earning the interest. However, since you do not know what the proceeds are being received for at the time you receive them, you should record the proceeds as a deferral unit (i.e., liability) until the point in time that you know whether the proceeds are for an equity interest in PBM or a reduction of PBM's exploration expenses. Please amend and restated your financial statements accordingly.

b. Your response states that after conveying the first 15% interest to Anglo, you recorded all additional funding proceeds received as additional paid-in capital as Anglo was a minority equity holder. You have supported your accounting by reference to the provisions of SFAS 160. However, the provisions of SFAS 160 would not be applicable until the point in time that the equity interest has been transferred. Therefore, consistent with bullet a. above, you should record the proceeds as a deferral unit (i.e., liability) until the point in time that you know whether the proceeds are for an equity interest in PBM or a reduction of PBM's exploration expenses. In this respect, the fact that Anglo became a minority interest holder would not impact your accounting for the proceeds received. Please amend and restated your financial statements accordingly.

c. At the point in time when Anglo earns the minority interest in PBM, you should release the liability and record the transfer of the equity interest to PBM based on ARB 51 and SAB 51 through December 31, 2008 and SFAS 160 subsequent to December 31, 2008. Therefore, prior to December 31, 2008 you would record the non-controlling interest (or minority interest) as the proportionate share of the book value of PBM acquired by Anglo. Any excess would be recorded to Solitario's additional paid-in capital, unless the criteria of SAB 51 for gain recognition on the income statement have been met. Subsequent to the adoption of SFAS 160, the accounting would be similar except all gains or losses are no longer permitted to be recorded on the income statement pursuant to paragraph 33 of SFAS 160. You can refer to Example 2 in SFAS 160 as an illustration of the accounting for the transfer of equity interest of a subsidiary. Please amend and restated your financial statements accordingly.

Mr. James R. Maronick
Solitario Exploration & Royalty Corp.
November 9, 2009
Page 3

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director